    As filed with the Securities and Exchange Commission on August 10, 1999

                                                      Registration No. 33-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------

                                    FORM S-8

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                     --------------------------------------

                                TRIMEDYNE, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Nevada                                               36-3094439
------------------------------                               -------------------
 (State or Other Jurisdiction                                  (IRS Employer
Incorporation or Organization)                               Identification No.)


          2801 Barranca Road
             P.O. Box 57001
          Irvine, California                                      92619-7001
----------------------------------------                          ----------
(Address of Principal Executive Offices)                          (Zip Code)


       Trimedyne, Inc. 1997 Incentive And Non-Qualified Stock Option Plan
--------------------------------------------------------------------------------
                            (Full Title of the Plan)


                            MARVIN P. LOEB, CHAIRMAN
                                 TRIMEDYNE, INC.
                               2801 Barranca Road
                          Irvine, California 92619-7001
                     (Name and Address of Agent for Service)


                                  (949)559-5300
          (Telephone Number, Including Area Code, of Agent of Service)


                                   Copies to:
                            RICHARD F. HOROWITZ, ESQ.
                             IRVING ROTHSTEIN, ESQ.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017

                         Calculation of Registration Fee

===========================================================================================================
                                               Proposed                Proposed
Title of                                       Maximum                 Maximum
Securities                 Amount              Offering                Aggregate               Amount of
to be                      to be               Price                   Offering                Registration
Registered                 Registered          Per Share (1)           Price (1)               Fee
-----------------------------------------------------------------------------------------------------------
Common Stock               470,000                $2.0625              $969,375                $269.49
                            30,000                $  1.25              $ 37,500                $ 10.43
===========================================================================================================

(1) Estimated for the purpose for calculating the registration fee on the basis of the closing price quoted on the Nasdaq National Market on August 4, 1999 or the respective date of actual grant issuance.

================================================================================

                                   PROSPECTUS

                                 TRIMEDYNE, INC.

                 407,500 SHARES OF COMMON STOCK, $0.01 PAR VALUE

        This Prospectus covers the proposed offer and sale of up to 407,500 shares of Common Stock, $0.01 par value, of Trimedyne, Inc. at prevailing market prices. The common stock will be sold by certain stockholders identified under the section entitled "Selling Stockholders". The common stock will be issued upon the exercise of options under our 1997 Incentive and Non-Qualified Stock Option Plan by the selling shareholders. We will not receive any part of the proceeds from the sale of any of these shares by the selling shareholders; however, we will receive funds if the options are exercised.

        THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PLEASE READ THE "RISK FACTORS" BEGINNING ON PAGE 3.

        Our common stock is traded in the NASDAQ National Market System under the symbol "TMED". On August 4, 1999 the closing price of the common stock, as reported by Nasdaq, was $2.0625 per share.

        The selling stockholders will pay all expenses with respect to the offering of shares by them, except the costs associated with registering their shares and preparing and printing this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Our principal offices are located at 2801 Barranca Road, Irvine, California 92606. Our telephone number is (949) 559-5300.




                 THE DATE OF THIS PROSPECTUS IS AUGUST 10, 1999

                                TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
THE OFFERING                                                          3
RISK FACTORS                                                          3
USE OF PROCEEDS                                                       4
SELLING STOCKHOLDERS                                                  5
PLAN OF DISTRIBUTION                                                  5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                       6
COMMISSION'S POLICY ON INDEMNIFICATION FOR
          SECURITIES ACT LIABILITIES                                  6
LEGAL OPINIONS                                                        7
EXPERTS                                                               7

                                  THE OFFERING

        This prospectus covers the proposed offer and sale by certain security holders of Trimedyne, Inc. from time to time at their discretion of up to 407,500 Shares of Common Stock, $0.01 par value, of the Company ("Common Stock") at prevailing market prices. The Company's Common Stock is traded in the NASDAQ National Market System (Symbol "TMED"). The closing price of the Company's Common Stock on August 4, 1999 was $2.0625.

                                  RISK FACTORS

        An investment in the common stock offered in this Prospectus involves a high degree of risk. You should carefully consider the following facts. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our common stock could decline and you may lose all or part of your investment.

WE HAVE INCURRED SUBSTANTIAL LOSSES AND ANTICIPATE CONTINUING LOSSES

        We sustained losses of $2,538,000 in fiscal 1998 and $5,778,000 in fiscal 1997. At March 31, 1999 we had an accumulated deficit of $30,122,000. We anticipate continuing to incur losses until, at the earliest, we generate sufficient revenues to offset the costs associated with the development of new products. There can be no assurance that we will ever operate profitably. You should be aware of the risks, problems, delays, expenses, and difficulties encountered by companies developing new medical technologies, especially in view of the significant competition that we have and will continue to encounter.

WE NEED SUBSTANTIAL ADDITIONAL FINANCING

        The development, testing, approval, and commercialization of products require a substantial amount of funds. We currently use our cash reserves to meet our financial obligations and to fund operations. As of March 31, 1999, we had $11,855,000 in working capital, of which $7,694,000 is cash and equivalents and marketable securities. We believe existing working capital is sufficient to meet our operating needs and the operating needs of our 90% owned subsidiary, Cardiodyne, Inc. for the next twelve months. We have implemented cutbacks in Cardiodyne's operating expenses and also have implemented cost reductions at Trimedyne. We are seeking additional financing to continue development of Cardiodyne's products and to support Trimedyne's operations. Sources of such financing may include the sale of equity securities or the sale or licensing of other patent rights. Any inability to obtain additional financing will have a material adverse effect on us, such as requiring us to cease funding of operations at Cardiodyne or curtail Trimedyne's operations. The issuance of additional shares of common stock will dilute your holdings.

WE MAY NOT BE ABLE TO ADJUST TO RAPID TECHNOLOGICAL CHANGES

        We are engaged in an intensely competitive industry. In recent years, the surgical and medical laser industry has been characterized by rapid technological change. There is no assurance that our present products may not face technological obsolescence, or that we will be able to develop, acquire licenses for, or obtain regulatory approvals to market new products and keep pace with technological advances.

WE MAY ACQUIRE OTHER ENTITIES

        We may engage in acquisitions of other companies and businesses and may use our common stock as to pay for these companies. This may result in a dilution of the percentage of the equity you own. In addition, such acquisitions may involve speculative and risky undertakings. Under Nevada law, acquisitions do not require shareholder approval, except when accomplished by merger or consolidation.

THERE ARE OUTSTANDING OPTIONS THAT MAY DILUTE YOUR OWNERSHIP

        As of June 30, 1999, our officers, directors, key employees and consultants had been given stock options to purchase 1,372,284 shares of Common Stock at an average exercise price of $1.08 to $2.25 per share. If these options are exercised, the underlying stock would represent approximately 11% of the Company's outstanding stock. Substantially all of these options and warrants have exercise prices below the current market price of the stock.

OUR STOCK PRICE IS VOLATILE

        The market prices for securities of medical device companies, including our stock, have been volatile. It is likely that the price of our common stock will fluctuate in the future. Many factors can impact the market price of our stock such as announcements of technological innovations or new commercial products, announcements of preclinical testing and clinical trials results, governmental regulation, patent or proprietary rights developments, changes in earnings estimates and recommendations by securities analysts, and market conditions in general. The market price of the stock could also be adversely affected by future exercises of outstanding warrants and options.

WE DO NOT ANTICIPATE ISSUING STOCK DIVIDENDS

        We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our stock as it would not appeal to certain investors.

WE MAY ISSUE PREFERRED STOCK THAT COULD EFFECT THE RIGHTS OF HOLDERS OF OUR COMMON STOCK

        We are authorized to issue 1,000,000 shares of preferred stock. The Board of Directors has broad powers to fix the rights and terms of any preferred stock without requiring shareholder approval. The issuance of preferred stock could have an adverse effect on the rights of holders of our common stock.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION

        Our business is subject to extensive regulation by the FDA and comparable regulatory authorities of foreign countries. Compliance with regulatory requirements and obtaining approvals to test or market new medical devices is expensive and time consuming. We cannot be assured that we will be able to meet all regulatory requirements or obtain and maintain approvals to test and market new products. Failing to adhere to necessary government requirements will have a negative impact on our ability to sell our products.

WE HAVE LIMITED LIABILITY INSURANCE

        We have an aggregate of $6,000,000 of general liability insurance. There is no assurance that we can maintain such insurance in force at an acceptable cost or that the amount of such insurance will be sufficient to protect our assets in the event of claims by users of our products or other parties.

WE ARE DEPENDANT UPON MAINTAINING VALID PATENTS AND LICENSES

        There is no assurance our patents will be upheld if challenged in courts or that we will be able to obtain additional valid patents. We also cannot assure that our products do not infringe patents owned by others, licenses to which may not be available to us. Our inability to do any of the foregoing will have an adverse impact on our ability to successfully remain in business.

                                 USE OF PROCEEDS

        We will not receive any of the net proceeds from common stock sold by the selling stockholders. However, we will receive the exercise price of the underlying options when they are exercised. If all of the options are exercised, we will receive approximately $593,000. No assurance can be given that any options will be exercised or that we will receive any funds. Any funds that we do receive will be added to working capital and used for general corporate purposes.

                              SELLING STOCKHOLDERS

        An aggregate of up to 407,500 Shares of Common Stock is being offered pursuant to this Prospectus by certain stockholders, including the persons whose names appear below, who may be deemed to be affiliates of Trimedyne, as defined in Rule 405 promulgated under the Securities Act of 1933, as amended. The table below sets forth with respect to such selling stockholders, (i) the nature of any position, office or other material relationship he has had with Trimedyne within the past three years, (ii) the total amount of shares of common stock beneficially owned by such stockholder prior to the offering, (iii) the amount which may be offered for sale for the account of such stockholder, in his discretion from time to time pursuant to this Prospectus, and (iv) the amount and percentage of the outstanding common stock which would be beneficially owned by such stockholder after sale of all of the securities offered by the selling stockholders pursuant to this Prospectus, if they are offered and sold, and assuming that other shares held by such parties are not sold.

                                                               Shares Owned After
                                                                    Offering
Names and                       Shares Owned      Shares       -------------------
Relationship                   Before Offering    Offered      Amount      Percent
------------                   ---------------    -------      -------     -------
Marvin Loeb                      991,000(1)       260,000      731,000       6.7%
Chairman
Chief Executive Officer

Shane Traveller                   35,000           35,000(2)        --        *
Chief Financial Officer

Dean Crawford                    88,010 (2)        45,000       43,010        *
Chief Operating Officer

Richard Demmer                   94,500 (2)        67,500       27,000        *
Secretary

--------------------------------------------------------------------------------
(1) Includes options to purchase 320,000 shares, 212,000 shares held by Mr. Loeb and his wife, and 459,000 shares held by members of his family.

(2)  Consists solely of stock options.

 *   Represents less than one percent.

                              PLAN OF DISTRIBUTION

        The sale of the shares of common stock by the selling stockholders may be effected by them from time to time in the Nasdaq National Market System or in such other public forum where our shares are publicly traded or listed for quotation. These sales may be made in negotiated transactions through the timing of options on the shares, or through a combination of such methods of sale, at fixed prices, which may be charged at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive commissions from the selling stockholders and/or the purchasers of the shares for which such broker-dealer may act as an agent or to whom they sell as principal, or both. The compensation as to a particular broker-dealer may be in excess of customary compensation.

        The selling stockholders and any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on any sale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by us with the Commission are incorporated herein by reference:

        (a) Annual Report on Form 10-K for the fiscal year ended September 30, 1998, filed pursuant to Section 13 of the Exchange Act.

        (b) Quarterly Reports on Form 10-QSB for the quarters ended December 31, 1998, and March 31, 1999, filed pursuant to Section 13 of the Exchange Act.

        (c) The description of the common stock contained in the our Registration Statement on Form 8-A filed July 16, 1982 pursuant to
            Section 12 of the Exchange Act.

        (d) All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto which indicates that all securities offered have been sold or deregisters all securities all securities then remaining unsold.

        In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be a part hereof from the date of the filing of each such report or document.

        We will furnish to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to by reference. Requests should be addressed to: Shane Traveller, Trimedyne, Inc., 2801 Barranca Road, Irvine, California 92606 (Telephone: (949) 559-5300).

        The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-(800)-SEC-0330. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the Commission.

                   COMMISSION'S POLICY ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

        Article 12 of the our Certificate of Incorporation directs us to provide in our bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of Trimedyne or subsidiary of Trimedyne if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

        We may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which we could not indemnify such person.

        Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL OPINIONS

        Legal matters in connection with the securities being offered hereby have been passed upon for us by Heller, Horowitz & Feit, P.C. 292 Madison Avenue, New York, New York 10017. Heller, Horowitz & Feit, P.C. is our general securities and corporate counsel and represented us in our initial public offering and in numerous matters since then. Mr. Richard F. Horowitz, a member of such firm, is also a member of the our Board of Directors.

                                     EXPERTS

        The audited financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by McKennon, Wilson & Morgan, LLP, independent public accountants, as indicated in their report dated December 9, 1998 and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.  Incorporation of Documents by Reference

         The following documents filed by the Company with the commission are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, and the Company's Quarterly Reports on Form 10-Q(SB) for the fiscal quarters ended December 31, 1998 and March 31, 1999 filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed July 16, 1982 pursuant to Section 12 of the Exchange Act.

         (c) All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto which indicates that all securities offered have been sold or deregisters all securities all securities then remaining unsold.

Item 4.  Description of Securities.

         The Common Stock being offered hereby by the Company under the Trimedyne, Inc. 1997 Incentive and Non-Qualified Stock Option Plan (the "Plan") is fully described in the Company's Registration Statement on Form 8-A, filed on July 16, 1982 pursuant to Section 12 of the Exchange Act (See "Incorporation of Certain Documents by Reference").

Item 5.  Interests of Named Experts and Counsel.

         Mr. Richard F. Horowitz is a member of the firm of Heller, Horowitz & Feit, P.C. which is general securities and corporate counsel to the Company and is also a member of the Company's Board of Directors.

Item 6.  Indemnification of Directors and Officers.

         Article 12 of the Registrant's Certificate of Incorporation directs the Registrant to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law.
Section 78.751 of the Nevada Revised Statues, as amended, authorizes the Registrant to indemnify and director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

         The Registrant may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such person.

Item 7.  Exemption from Registration Claimed.

         Not applicable.

Item 8.  Exhibits

         4.5  Trimedyne, Inc. 1997 Incentive and Non-Qualified Stock Option Plan

         5.1  Opinion of Counsel

        23.1  Consent of Counsel (included with Exhibit 5.1)

        23.2  Consent of McKennon, Wilson & Morgan, LLP

Item 9.  Undertakings.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sells of securities are being made, a post-effective amendment to this Registration Statement to:

             (i) Include any Prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement;

             (iii) Include any material additional or changed information on the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) To file a post-effective amendment to remove any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 6th day of August, 1999.


                                          TRIMEDYNE, INC.


                                          By: /s/ MARVIN P. LOEB
                                              ----------------------------------
                                              Marvin P. Loeb
                                              Chairman of the Board of Directors

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


        Signature                             Title                      Date
        ---------                             -----                      ----

/s/ MARVIN P. LOEB                        Chairman and Chief        August 6, 1999
----------------------------------        Executive Officer
    Marvin P. Loeb


/s/ DONALD BAKER                          Director                  August 6, 1999
----------------------------------
    Donald Baker


/s/ BRUCE N. BARRON                       Director                  August 6, 1999
----------------------------------
    Bruce N. Barron


/s/ RICHARD F. HOROWITZ                   Director                  August 6, 1999
----------------------------------
    Richard F. Horowitz


/s/ SHANE H. TRAVELLER                    Treasurer and Chief       August 6, 1999
----------------------------------        Financial Officer
    Shane H. Traveller

                                  EXHIBIT INDEX

Exhibit                            Description                                Page No.
-------                            -----------                                --------
 4.5            Trimedyne, Inc. 1997 Incentive and Non-Qualified
                Stock Option Plan.............................................

 5.1            Opinion and Consent of Counsel................................

23.2            Consent of McKennon, Wilson & Morgan, LLP.....................